EXHIBIT 99.3

CENOVUS ENERGY INC.
- and -
HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

PRE-EMPTIVE RIGHTS AGREEMENT

January 1, 2021

PRE-EMPTIVE RIGHTS AGREEMENT
THIS PRE-EMPTIVE RIGHTS AGREEMENT (this "Agreement") is made as of January 1, 2021.
BETWEEN:
CENOVUS ENERGY INC., a corporation existing under the laws of Canada (the "Corporation")
- and -
HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L., a société à responsibilité limitée existing under the laws of Luxembourg (the "Shareholder")
WHEREAS the Corporation and Husky Energy Inc. ("Husky") completed on the date hereof an arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, Husky, the Corporation and the shareholders of Husky ("Arrangement") pursuant to an arrangement agreement dated October 24, 2020 (the "Arrangement Agreement");
AND WHEREAS the Arrangement Agreement contemplated, among other things, that the Corporation shall, if requested in writing on or prior to the effective date of the Arrangement (the "Effective Date") by a beneficial holder holding more than 5% of the outstanding Common Shares (as defined herein) immediately after the consummation of the Arrangement, cause to be executed and delivered a pre-emptive rights agreement between the Corporation and such beneficial holder in the form attached to the Arrangement Agreement;
AND WHEREAS the Shareholder has requested that the Corporation enter into this Agreement, and has delivered evidence satisfactory to the Corporation that, on the Effective Date, the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares immediately after the consummation of the Arrangement and, in reliance thereof, the Corporation has agreed to enter into this Agreement with the Shareholder;
NOW THEREFORE, in consideration of the foregoing and the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties (as defined herein)), the Parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION
1.1          Definitions
In this Agreement:
(a)
"Affiliate" means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) Controls the second Person, or (ii) is Controlled by the second Person, or (iii) is Controlled by another Person that Controls, directly or indirectly, the second Person;

(b)
"Applicable Securities Laws" means (i) collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the Toronto Stock Exchange; and (ii) federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, and all rules, by-laws and regulations governing the New York Stock Exchange;

(c)
"Bought Deal" means a fully underwritten offering on a bought deal basis pursuant to which an underwriter has, or underwriters have, committed to purchase Common Shares or Convertible Securities of the Corporation pursuant to a "bought deal" letter prior to the filing of a prospectus under applicable Canadian securities laws;

(d)
"Business Day" means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(e)
"Common Shares" means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such common shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(f)	"Control" means as follows: a Person (first Person) is considered to Control another Person (second Person) if:
(i)
the first Person beneficially owns, or controls or directs, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person unless that first person holds the voting securities only to secure an obligation;

(ii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership; or
(iii)	the second Person is a limited partnership and the first Person is the general partner of the limited partnership;
(g)	"Convertible Securities" means any equity securities, rights, options, warrants or other convertible securities which in each case represent rights to purchase Common Shares;
(h)	"Exempt Issuances" means any issuance or sale of Subject Securities to which the Pre-emptive Right does not apply pursuant to paragraphs (a)-(d) of Section 2.3;
(i)	"Follow-On Offering" shall have the meaning set out in Section 2.2(c);
(j)
"Governmental Authority" means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;

(k)	"Offering" shall have the meaning set out in Section 2.1(a);

(l)
"Offering Convertible Securities" means Convertible Securities issued or sold pursuant to an Offering so long as the Shareholder was provided an Offer Notice in respect of such Offering or the Corporation has complied with its obligations in respect of a Follow-On Offering as contemplated in Section 2.2(c);

(m)	"Parties" means, the Corporation, the Shareholder and their respective successors and permitted assigns hereunder, and "Party" means any one of them;
(n)
"Person" means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or governmental authority or entity however designated or constituted;

(o)	"Registration Rights Agreement" an agreement with any Person that constitutes a "Registration Rights Agreement" as defined in the Arrangement Agreement;
(p)	"Shareholder Pro Rata Interest" means, as at any date, the aggregate interest of the Shareholder and its Affiliates calculated as that fraction, expressed as a percentage:
(i)	the numerator of which shall be the number of Common Shares which the Shareholder beneficially owns or controls or directs at the relevant date, and
(ii)	the denominator of which shall be the then-outstanding Common Shares;
(q)	"Standstill Agreements" means the standstill agreements entered into between the Supporting Husky Shareholders and the Corporation, dated as of October 24, 2020;
(r)	"Supporting Husky Shareholders" means Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l.; and
(s)
"Transfer Restrictions" means any restrictions or conditions on the transfer of Common Shares by the Shareholder pursuant to any Applicable Securities Laws, any order or requirement of a Governmental Authority, or any written agreement between the Shareholder and the Corporation;

1.2          Headings for Reference Only
The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.3          Construction and Interpretation
(a)
If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

(b)
Where this Agreement states that a Party "will", "must" or "shall" perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

(c)
The terms "hereof", "herein", "hereunder", "hereto" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

(d)	For the purposes of this Agreement, the term "then-outstanding Common Shares" shall mean the actual number of outstanding Common Shares at any such time.
1.4          Date for Any Action
If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.
1.5          Currency
All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.
ARTICLE 2
PRE-EMPTIVE RIGHTS
2.1          Pre-emptive Right
(a)
Subject to Section 2.3, if the Corporation proposes to issue or sell (each, an "Offering") any Common Shares or Convertible Securities (collectively, "Subject Securities"), then the Shareholder shall be entitled and have the right and option (but shall not be required) to concurrently purchase or acquire up to such number of Subject Securities as would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering (the "Pre-emptive Right") (after giving effect to any Subject Securities acquired by the Shareholder as part of the Offering and, solely for purposes of calculating the Shareholder Pro Rata Interest in this Section 2.1(a), in the event the Subject Securities subject to the Pre-emptive Right are Convertible Securities, the number of Common Shares underlying such Convertible Securities issued or to be issued pursuant to such Offering shall be included in the then-outstanding Common Shares).

(b)
The purchase by the Shareholder of any such Subject Securities shall be at the same price per Subject Security and otherwise be on economic terms and conditions that are no less favourable, individually or in the aggregate, to the Shareholder than the terms and conditions are to any purchaser in such Offering.

(c)	For greater certainty, no Subject Securities will be issued or sold by the Corporation at any time after the date hereof except in compliance with this Article 2.
2.2          Pre-emptive Right Notice
(a)
Subject to Section 2.2(c), the Corporation shall use commercially reasonable efforts to provide the Shareholder with written notice of any Offering no later than five (5) Business Days (or, in the case of a Bought Deal, the Corporation shall have provided such notice to the Shareholder as promptly as practicable in the circumstances having regard to the time periods typical for a transaction of such nature, but in no case less than two (2) Business Days) prior to the public announcement of the Offering (or, if no announcement, in any event no later than ten (10) Business Days prior to the consummation of such Offering) (the "Offer Notice").
(i)
The Offer Notice shall state that the Corporation is proposing to issue Subject Securities and shall set out the material terms of the proposed Offering, including (A) the proposed number and terms of the Subject Securities to be issued or sold, (B) the purchase price thereof, (C) the proposed closing date for the issuance of Subject Securities to the Shareholder, assuming exercise of the Pre-emptive Right by the Shareholder, which closing date shall be: (x) in the case of a Bought Deal, the closing date of the Bought Deal financing; (y) in any other case, at least ten (10) Business Days following the date on which the Shareholder receives such Offer Notice; or (z) such other date as the Parties may agree, and (D) any other material terms and conditions of such Offering. In the event that the Offer Notice is being delivered in connection with a proposed best-efforts or fully underwritten public offering through an agent or underwriter, the Offer Notice may state that the actual price per Subject Security being offered by the Corporation shall be the offering price to be agreed upon by the Corporation in the agency agreement, bid letter or underwriting agreement, as the case may be, relating to the Offering.

(ii)
The Offer Notice shall specify a deadline by which the Shareholder must deliver to the Corporation a written notice (the "Notice of Exercise") of its election to purchase all or any portion of the Subject Securities to which it is entitled to pursuant to the Pre-emptive Right.  The Shareholder shall be deemed to have declined and to have waived its rights to acquire any Subject Securities under Section 2.1 if it does not deliver a Notice of Exercise by such deadline. Such deadline shall be no earlier than five (5) Business Days  (or, in the case of a Bought Deal, no earlier than two (2) Business Days) after the Shareholder receives or is deemed to receive the Offer Notice in accordance with the terms hereof. If the Offer Notice is delivered in connection with a proposed best-efforts or fully underwritten public offering through an agent or underwriter, the Shareholder shall specify the maximum price or a range of prices per Subject Security at which the Shareholder will exercise its right to subscribe for or purchase Subject Securities pursuant to its Pre-emptive Right (provided that the Notice of Exercise may specify more than one maximum price per Subject Security together with the corresponding maximum number of Subject Securities to be subscribed for or purchased at each such maximum price).

(iii)
If the Shareholder delivers a Notice of Exercise stating that it wishes to purchase Subject Securities pursuant to the Offering, the Corporation shall, subject to Section 2.2(b), be obligated to sell and issue to the Shareholder, and the Shareholder shall be obligated to purchase from the Corporation, that number of Subject Securities specified by the Shareholder in the Notice of Exercise concurrently with the completion of the Offering.

(iv)
If the Shareholder does not deliver a Notice of Exercise in accordance with this Agreement, the Corporation shall be entitled within a period of 45 calendar days following the deadline to receive a Notice of Exercise to complete the proposed Offering on the terms and conditions contained in the Offer Notice. If no such Offering is completed within such 45 calendar day period, the Corporation will be required to again comply with the provisions of this Section 2.2(a).

(v)	The election by the Shareholder not to exercise its Pre-emptive Right in any one instance shall not affect its right as to any subsequent proposed Offering.

(b)
If, following delivery of an Offer Notice in respect of an Offering pursuant to this Section 2.2, fewer Subject Securities are issued or sold pursuant to such Offering than were specified in such Offer Notice:

(i)	the Corporation will not be required to send an amended Offer Notice to the Shareholder prior to completing such Offering; and
(ii)
the Corporation may, at its option, elect to reduce the allocation of Subject Securities to be issued to the Shareholder on closing of such Offering to such number of Subject Securities that would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering, calculated in accordance with Section 2.1.

(c)
If: (i) the Corporation does not deliver an Offer Notice to the Shareholder in advance of an Offering as contemplated in Section 2.2(a); (ii) the Corporation has used its commercially reasonable efforts to obtain a waiver or consent in order to provide such Offer Notice but the Corporation is nevertheless not permitted to provide such Offer Notice due to  a confidentiality or similar agreement; or (iii) the Corporation has used its commercially reasonable efforts to deliver an Offer Notice but it is impracticable for the Corporation to do so, the Corporation shall: (A) when no longer prohibited, promptly notify the Shareholder of such fact; and (B) at the option of the Shareholder, use its commercially reasonable efforts to, as soon as reasonably practicable following such Offering, complete a follow-on issue or sale (a "Follow-On Offering") of the Subject Securities issued or sold pursuant to such Offering in order for the Shareholder to purchase from the Corporation at the same price per Subject Security and otherwise be on economic terms and conditions that are no less favourable, individually or in the aggregate, to the Shareholder than the terms and conditions are to any purchaser in such Offering up to such number of Subject Securities as would allow the Shareholder to maintain its Shareholder Pro Rata Interest in the then-outstanding Common Shares at the level of its Shareholder Pro Rata Interest immediately prior to such Offering (after giving effect to any Common Shares or Convertible Securities acquired by the Shareholder as part of such Follow-On Offering and, solely for purposes of calculating the Shareholder Pro Rata Interest in this Section 2.2(c), the number of Common Shares underlying Convertible Securities issued or to be issued pursuant to such Follow-On Offering shall be included in the then-outstanding Common Shares). Any securities issued pursuant to a Follow-On Offering shall, for the purposes of this Agreement and any Registration Rights Agreement be deemed to have been issued pursuant to a Pre-emptive Right.

2.3          Pre-emptive Right Exclusions
The Corporation shall not be obligated to deliver an Offer Notice or to otherwise comply with its obligations under Sections 2.1 or 2.2, and the Pre-emptive Right shall not apply to:
(a)
any Subject Securities that are to be issued or sold for purposes of director, officer, employee or consultant incentive plans, employee share ownership programs or similar plans or programs, in each case, that have been approved by the board of directors of the Corporation, including the issuance of any Common Shares on the exercise, conversion or settlement of such Subject Securities;

(b)	any Subject Securities that are to be issued in connection with a dividend reinvestment plan of the Corporation in effect from time to time;

(c)
any Subject Securities that are to be issued or sold to satisfy existing instruments issued by the Corporation or its Affiliates as of the date of this Agreement (including for greater certainty, the Shareholder Rights Plan of the Corporation in effect from time to time);

(d)	any Subject Securities that are to be issued or sold upon the exercise, exchange or conversion of any Offering Convertible Securities; or
(e)
any Subject Securities that are to be issued or sold to any third party seller pursuant to any corporate transaction, such as a merger, amalgamation, arrangement or take-over bid, or share or asset purchase, or similar transactions, where Subject Securities are used to fund all or a portion of the applicable transaction price.

2.4          Applicable Securities Laws
The Parties acknowledge that the issuance, sale and resale of Subject Securities are subject to Applicable Securities Laws which may impose restrictions on the issuance, sale and resale of the securities acquired by the Shareholder hereunder. In particular, the Parties acknowledge that the transactions contemplated pursuant to this Article 2 may be subject to Applicable Securities Laws regarding "related party transactions".  Notwithstanding anything else in this Agreement, the Parties agree that, if as a result of complying with such securities laws, the time periods provided herein cannot be practicably complied with, such time periods shall be deemed not to apply to the applicable transaction and the Parties shall use commercially reasonable efforts to complete the transactions contemplated and intended to be carried out herein in as expeditious a manner as is practicable in order to comply with such Applicable Securities Laws.
2.5          No Obligation to Subscribe
The Shareholder shall have no obligation to subscribe for any Subject Securities, except for the Subject Securities specified in any Notice of Exercise delivered by the Shareholder to the Corporation.
ARTICLE 3
REPRESENTATIONS, WARRANTIES AND COVENANTS
3.1          Representations and Warranties of the Corporation
The Corporation represents and warrants to the Shareholder that:
(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)
all necessary action has been taken by or on behalf of the Corporation to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)
neither the entering into nor the delivery of this Agreement by the Corporation nor the performance by the Corporation of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of the articles or by-laws or other constating documents of the Corporation; (ii) any of the resolutions of the board of directors of the Corporation or the shareholders of the Corporation; (iii) any agreement or other instrument to which the Corporation is a party or by which it is bound; or (iv) any applicable laws.
3.2          Representations and Warranties of the Shareholder
The Shareholder represents and warrants to the Corporation that:
(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;
(b)
all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors' rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(c)
neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable; (ii) any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable; (iii) any agreement or other instrument to which it is a party or by which it is bound; or (iv) any applicable laws; and

(d)	the Shareholder is a beneficial holder of more than 5% of the outstanding Common Shares.
3.3          Covenants of the Shareholder
(a)
The Shareholder covenants to the Corporation that, upon the reasonable request by the Corporation in writing, it shall promptly provide the Corporation with evidence satisfactory to the Corporation, acting reasonably, that the Shareholder beneficially holds more than 5% of the then-outstanding Common Shares.

(b)
If the Shareholder elects to exercise the Pre-emptive Right in connection with an Offering, the Shareholder consents to the Corporation and/or its agents or underwriters disclosing any such details in respect of the Shareholder and/or its participation in such Offering that are required to be disclosed under applicable law  (including Applicable Securities Laws) in any materials, disclosure or other offering documents prepared by the Corporation and/or its agents or underwriters in connection with the announcement, marketing or distribution of the Subject Securities pursuant to such Offering.

ARTICLE 4
GENERAL PROVISIONS
4.1          Further Assurances
Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement, in each case at such Party's own cost and expense (except as otherwise explicitly addressed in this Agreement).
4.2          Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.
4.3          Assignment
This Agreement may not be assigned by either Party without the prior written consent of the other Party, except that:
(a)
this Agreement may be assigned in whole or in part by the Shareholder (upon notice to the Corporation) to any Affiliate of the Shareholder to whom any Common Shares are transferred in compliance with any and all applicable Transfer Restrictions to which the transferring Party is subject. Upon the permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered the Shareholder for the purposes of this Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of the Shareholder, such Person shall cease to have any rights or obligations under this Agreement; and

(b)
in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of business combination, this Agreement may be assigned in whole by the Corporation (and the Corporation covenants and agrees to use its commercially reasonable efforts to assign this Agreement) to its successor pursuant to, or in connection with, any such transaction.

4.4          Term and Termination
This Agreement will continue in force until the earliest of the following to occur:
(a)	11:59 p.m. (Calgary time) on the date that is 60 months following the date of this Agreement;
(b)	the date on which this Agreement is terminated by the written agreement of the Parties;
(c)	the first date on which the Shareholder ceases to, directly or indirectly, beneficially own, in aggregate, more than 5% of the then-outstanding Common Shares; and
(d)	the date on which the Standstill Agreements are terminated.

4.5          Notices
All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Shareholder or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.
Notices shall be provided:
(a)	if to the Shareholder
Hutchison Whampoa Europe Investments S.à r.l.
7, Rue du Marché-aux-Herbes
L-1728 Luxembourg
Grand Duchy of Luxembourg
Attention:  [Notice Information Redacted.]
with a copy to (which shall not constitute notice):
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario, M5L 1B9
Attention:  Elizabeth Breen/John Ciardullo/J.R. Laffin
Email:  ebreen@stikeman.com/jciardullo@stikeman.com/jrlaffin@stikeman.com
(b)	if to the Corporation:
Cenovus Energy Inc.
4100, 225 – 6 Ave SW
Calgary, Alberta T2P 0M5
Attention:  [Notice Information Redacted.]
E-mail:         [Email Address Redacted.]
with a copy to (which shall not constitute notice):
Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7
Attention:  John Piasta

Facsimile:   (403) 265-7219
E-mail:  piastaj@bennettjones.com
4.6          Third Party Beneficiaries
Except in relation to the assignees contemplated in Section 4.3, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.
4.7          Costs
All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.
4.8          Governing Law and Attornment
The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.
4.9          Waivers
No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.
4.10          Time of Essence
Time is of the essence in respect of this Agreement.
4.11          Entire Agreement
This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.
4.12          Enurement
This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.
4.13          Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

4.14          Facsimile Execution
Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.
[remainder of page intentionally left blank – signature page follows]

IN WITNESS WHEREOF the undersigned parties have executed this Pre-Emptive Rights Agreement as of the date first written above.

CENOVUS ENERGY INC.

By:	(signed) "Alex J. Pourbaix"
Name: Alex J. Pourbaix Title: President & Chief Executive Officer
By:	(signed) "Jonathan M. McKenzie"
Name: Jonathan M. McKenzie Title: Executive Vice-President & Chief Financial Officer

HUTCHISON WHAMPOA EUROPE INVESTMENTS S.À R.L.

By:	(signed) "Neil McGee"
Name: Neil McGee Title: Manager

Signature Page – Pre-Emptive Rights Agreement